                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                         Summit Holding Southeast, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    866078108
                                 (CUSIP Number)

                                 Daniel S. Loeb
                      Third Point Management Company L.L.C.
                           277 Park Avenue, 26th Floor
                               New York, New York
                                      10172
                                 (212) 350-5170
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 22, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].






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SCHEDULE 13D

CUSIP No. 866078108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Third Point Management Company L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                          a[ ]
                                                                           b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                          7.      SOLE VOTING POWER

                                  None

                          8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      384,700
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                          None
   WITH
                          10.     SHARED DISPOSITIVE POWER
                                  384,700

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          384,700

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.7%

14.     TYPE OF REPORTING PERSON*
          00




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SCHEDULE 13D

CUSIP No. 866078108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           Not Applicable                                                  a[ ]
                                                                           b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                          7.      SOLE VOTING POWER

                                  None

                          8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      384,700
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                           None
   WITH
                          10.     SHARED DISPOSITIVE POWER
                                  384,700

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          384,700

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.7%

14.     TYPE OF REPORTING PERSON*
          IN




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SCHEDULE 13D

CUSIP No. 866078108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Partners L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           Not Applicable                                                  a[ ]
                                                                           b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                          7.      SOLE VOTING POWER

                                  None

                          8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      311,700
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                          None
   WITH
                          10.     SHARED DISPOSITIVE POWER
                                  311,700

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          311,700

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4%

14.     TYPE OF REPORTING PERSON*
          PN




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Item 1.  Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Summit Holding Southeast, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 2310 A-Z Park Road, Lakeland, Florida 33801.

Item 2. Identity and Background

                  The Statement is being filed by (1) Third Point Management Company L.L.C., a Delaware limited liability company ("Third Point L.L.C."), (2) Daniel S. Loeb, a United States citizen, in his capacity as the managing member of Third Point L.L.C. ("Mr. Loeb") and (3) Third Point Partners L.P., a Delaware limited partnership ("Third Point Partners"). Third Point L.L.C., Mr. Loeb and Third Point Partners are sometimes collectively referred to herein as the "Reporting Persons".

                  Third Point L.L.C. serves as discretionary investment manager to each of (1) Third Point Partners, (2) Third Point Offshore Fund, Ltd., a Cayman Islands exempted company with limited liability and (3) Points West International Investments Limited, a British Virgin Islands corporation (collectively, the "Funds"). The principal offices of Third Point L.L.C. are located at 277 Park Avenue, 26th Floor, New York, New York 10172,



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which is also the business address of Mr. Loeb and Third Point Partners.

                  The shares of Common Stock which are the subject of this Statement are held directly by the Funds for which Third Point L.L.C. serves as discretionary investment manager. Third Point L.L.C. has been granted investment discretion over portfolio investments, including the shares of Common Stock, held by the Funds. Third Point L.L.C.'s contracts with the Funds generally provide that Third Point L.L.C. is responsible for designing and implementing each Fund's overall investment strategies and for conducting direct portfolio management strategies. Third Point L.L.C's principal business is to serve, pursuant to contract, as a discretionary investment manager to a limited number of investment funds. Mr. Loeb, as the sole managing member of Third Point L.L.C., has the ability to direct the investment decisions of Third Point L.L.C. and as such may be deemed to have investment discretion over the securities held by the Funds. Mr. Loeb also owns a majority interest in Third Point L.L.C.

                  Pursuant to regulations promulgated under Section 13(d) of the Act, each of Third Point L.L.C. and Mr. Loeb, by virtue of his interest in, and position as sole managing member of, Third Point L.L.C., may be deemed a beneficial owner of the shares of Common Stock held by the Funds as a result of the contractual authority of Third Point L.L.C. to exercise voting and dispositive power with respect to such securities.

                  None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  The Funds expended an aggregate of approximately $5,389,206 (including brokerage commissions, if any) to purchase the 384,700 shares of Common Stock held by them. The Funds regularly effect purchases of securities through margin accounts maintained for them with Bear Stearns & Co., Inc., which extends margin credit to one or more of the Funds, as and when required to open or carry positions in that Fund's margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in those



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margin accounts, including the shares of Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction

                  The purpose of the acquisition of the shares of Common Stock by each of the Reporting Persons is for investment. Each Reporting Person may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time.

                  The Reporting Persons are engaged in the investment business. In pursuing this business, Third Point L.L.C. and Mr. Loeb analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possess material inside information concerning the Company. From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D, including, without



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limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy. However, none of the Reporting Persons intends to seek control of the Company or participate in the management of the Company.

                  Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

                  Each of the Reporting Persons reserves the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5. Interest in Securities of the Issuer

                  (a)-(b)  On the date of this Statement:

                    (i) Mr. Loeb has beneficial ownership for purposes of
Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 384,700 shares of Common Stock by virtue of his position as the managing member of Third Point L.L.C. Such shares represent 6.7% of the issued and outstanding Common Stock. Mr. Loeb shares voting power and dispositive power over the Common Stock with Third Point L.L.C., and with Third Point Partners to the extent Third Point Partners has Beneficial Ownership of shares of Common Stock.




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                    (ii) Third Point L.L.C. has Beneficial Ownership of 384,700
shares of Common Stock by virtue of its position as the investment manager to the Funds. Such shares represent 6.7% of the issued and outstanding Common Stock. Third Point L.L.C. shares voting power and dispositive power over the Common Stock with Mr. Loeb, and with Third Point Partners to the extent Third Point Partners has Beneficial Ownership of shares of Common Stock.

                    (iii) Third Point Partners has Beneficial Ownership of 311,700 shares of Common Stock. Such shares represent 5.4% of the issued and outstanding Common Stock. Third Point Partners shares voting power and dispositive power over the Common Stock held by it with Third Point L.L.C. and Mr. Loeb.

                    The percentages used herein are calculated based upon the 5,750,000 shares of Common Stock stated to be issued and outstanding as of May 22, 1997, as reflected in the Company's Final Prospectus dated May 22, 1997 included as part of the Company's Registration Statement on Form S-1 (File No. 333-16499).

                    (c) The trading dates, number of shares purchased and price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. Except with respect to the initial 8,500 shares of Common Stock which were purchased from the underwriters of the Company's initial public offering of the Common Stock, all such transactions were over-the-counter transactions.

                    (d) No person other than each of the Funds and their respective limited partners or shareholders is known to have the



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right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Material to be Filed as Exhibits

                  Exhibit 99:  Joint Filing Agreement among the Reporting
Persons.





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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  June 2, 1997
                                           THIRD POINT MANAGEMENT COMPANY L.L.C.



                                            By:/s/ Daniel S. Loeb
                                               ---------------------------------
                                               Name:  Daniel S. Loeb
                                               Title: Managing Member


                                                    /s/ Daniel S. Loeb
                                            ------------------------------------
                                                        Daniel S. Loeb



                                            THIRD POINT PARTNERS L.P.

                                            By:  THIRD POINT ADVISORS L.L.C.,
                                                   its General Partner


                                            By:/s/ Daniel S. Loeb
                                               ---------------------------------
                                               Name:  Daniel S. Loeb
                                               Title: Managing Member








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                                                                      Schedule I
                                                                      ----------


Date                         Shares Purchased                   Price Per Share
----                         ----------------                   ---------------

5/22/97                             8,500                       $     11.00

5/22/97                            12,500                             13.00

5/22/97                             2,500                             13.3125

5/22/97                            39,500                             13.375

5/22/97                            27,600                             13.625

5/22/97                            11,000                             13.9375

5/22/97                           119,400                             14.00

5/22/97                            25,000                             14.13

5/22/97                            98,700                             14.50

5/23/97                            10,000                             14.125

5/23/97                            10,000                             14.25

6/2/97                             20,000                             15.125





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Exhibit Index

Exhibit
-------

Exhibit 99:         Joint Filing Agreement, dated June
                    2, 1997, between Mr. Daniel S. Loeb,
                    Third Point Management Company L.L.C.
                    and Third Point Partners L.P.





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